Exhibit 23.1 Consent of Independent Registered Public Accounting Firm The Board of Directors Livent Corporation: We consent to the incorporation by reference in the registration statements (No. 333-227776, 333-230044, 333- 230076, 333-232043 and 333-251997) on Form S-8 of Livent Corporation of our reports dated February 26, 2021, with respect to the consolidated balance sheets of Livent Corporation as of December 31, 2020 and 2019, the related consolidated and combined statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of Livent Corporation. Our report refers to a change in the accounting method for leases. Philadelphia, Pennsylvania February 26, 2021